FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 19 July 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the 'Company')

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr N Hirons
b)	Position/status	SVP, Global Ethics & Compliance
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of thefinancial instrument	GlaxoSmithKline plc American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of thetransaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 12 July 2018.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$41.1815	18.276
d)	Aggregatedinformation Aggregated volumePrice	n/a (single transaction)
e)	Date of thetransaction	2018-07-17
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr B McNamara
b)	Position/status	CEO, GSK Consumer Healthcare
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of thefinancial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of thetransaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 12 July 2018.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$41.1815	412.270
d)	Aggregatedinformation Aggregated volumePrice	n/a (single transaction)
e)	Date of thetransaction	2018-07-17
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D E Troy
b)	Position/status	SVP & General Counsel
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of thefinancial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of thetransaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 12 July 2018.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$41.1815	2206.084
d)	Aggregatedinformation Aggregated volumePrice	n/a (single transaction)
e)	Date of thetransaction	2018-07-17
f)	Place of the transaction	New York Stock Exchange (XNYS)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 19, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc